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                                                                      EXHIBIT 18
May 11, 2001


Mr. Rodney A. Pierson
Senior Vice President, Chief Financial Officer and
  Secretary
SAFECO Corporation and Subsidiaries
SAFECO Plaza, T-22
Seattle, Washington 98185

Dear Mr. Pierson:

Note 3 of Notes to Consolidated Financial Statements of SAFECO Corporation and subsidiaries (the Company) included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2001 describes a change in the method of accounting for assessing enterprise level goodwill impairment (not associated with impaired assets). During the first quarter of 2001, the Company changed its method for assessing goodwill from one based on the use of undiscounted cash flows to the market value method in making the impairment assessment. There are no authoritative criteria for determining a "preferable" method for assessing the recoverability of goodwill based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with auditing standards generally accepted in the United States of any financial statements of the Company as of any date or for any period subsequent to December 31, 2000, and therefore we do not express any opinion on any financial statements of SAFECO Corporation and subsidiaries subsequent to that date.


                         Very truly yours,


                         /s/ Ernst & Young LLP